

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

<u>Via E-mail</u>
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

Re: United Realty Trust Incorporated
Amendment No. 5 to Form S-11
Filed August 8, 2012
File No. 333-178651

Dear Mr. Frydman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In your letter to us dated July 26, 2012, you indicated that URPA, which was formed shortly before you, "has approximately 24 real estate assets either in portfolio, under contract, or under negotiation…." Please clarify the number of properties owned by URPA. Also, considering the focus on Jacob Frydman's prior experience outside of the typical prior program context, please tell us your considerations regarding disclosure of the lawsuit filed by PAF Capital LLC against Mr. Frydman.

Compensation Table, page 103

Subordinated Share of Annual Cash Flows, page 112

2.   We note your response to comment 1. So that investors would not have to refer to your charter in order to understand how this element of compensation is paid, please revise to disclose the charter adjustments that are used to calculate "net cash flows." Also, please clarify if the use of charter provisions instead of GAAP would result in a higher payment to your advisor. Finally, please clarify if this payment could be made even if distributions to shareholders approximated your cash flows from operations.

Prior Performance Tables, page A-1-1

3.   We note your responses to comments 2 and 3. You disclose on page 160 that Mr. Frydman, "on his own or with other individuals," made the investments disclosed in this section and the prior performance summary. Please clarify, where appropriate, Mr. Frydman's investment in the programs and non-programs and his gain from such investment. Also, clarify that such investment, if any, would provide different incentives than his ability to earn fees from you.

Sales or Disposals…., page A-2-4

4.   We note your response to comment 4. Please revise to delete footnote 1. Please revise the last column on page A-2-6 to provide the figures based on your property "operating cash" and include the impact of operating expenses in your calculation of "cash expenditures." Please note that based on your cumulative figures in Amendment 4, it appears that "cash expenditures" was only the difference between your total cumulative distributions and the column titled "total acquisition cost, capital improvement closing and soft costs." While you have incorporated elements of Table IV into the first three columns, the last column should not be based on per $1,000 invested. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Peter M. Fass, Esq.
Via E-mail